# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TRex Bio, Inc., CIK 0002139097
CUSIP: 89531N100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 269 East Grand Avenue, Suite 300, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 10/08/2026
Filed by CIK 0001903934
Persons authorized to receive notices and communications: James Costine, SV Health Investors, 71 Kingsway, London, United Kingdom (X0), WC2B 6ST, 44 20 7421 7081; Thomas B. Rosedale, Nutter McClennen & Fish LLP, 155 Seaport Blvd, Boston, Massachusetts (MA), 02210, (617) 439-2000

## Reporting persons
- SV Biotech Crossover Opportunities Fund LP (CIK 0001903934): type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 1,920,667; shared voting power 0; sole dispositive power 1,920,667; shared dispositive power 0; aggregate amount beneficially owned 1,920,667 (7% of the class)
  Comment: The aggregate percentage of class of Common Stock reported herein is based upon 27,445,682 shares of Common Stock outstanding as of October 13, 2026.
- SV BCO I GP LLP (CIK 0002159821): type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 1,920,667; shared voting power 0; sole dispositive power 1,920,667; shared dispositive power 0; aggregate amount beneficially owned 1,920,667 (7% of the class)
  Comment: The aggregate percentage of class of Common Stock reported herein is based upon 27,445,682 shares of Common Stock outstanding as of October 13, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: TRex Bio, Inc.
Address of issuer's principal executive offices: 269 East Grand Avenue, Suite 300, South San Francisco, California (CA), 94080
Comment: This Schedule 13D relates to shares of common stock, par value $0.0001 per share (the "Common Stock"), of TRex Bio, Inc., a Delaware corporation (the "Issuer"), which may be deemed to be beneficially owned by the Reporting Persons (defined below) by virtue of their direct and indirect beneficial ownership of shares of the Issuer's Common Stock (the "Shares"). The Issuer's principal executive offices are located at 269 East Grand Avenue, Suite 300, South San Francisco, CA 94080.

## Item 2. Identity and Background
Name of person filing: This statement is being filed jointly on behalf of SV Biotech Crossover Opportunities Fund LP, a United Kingdom private fund limited partnership (the "Crossover Fund") and SV BCO I GP LLP, a United Kingdom limited liability partnership and the general partner of the Crossover Fund (the "Crossover GP" and, together with the Crossover Fund, the "Reporting Persons"). The filing of this Schedule 13D should not be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3).
Residence or business address: The principal business address of the Reporting Persons is 71 Kingsway, London, United Kingdom WC2B 6ST. The principal business address of any person or entity listed on Schedule A annexed hereto is set forth on Schedule A annexed hereto.
Present principal occupation or employment: The principal business of the Reporting Persons is international life sciences venture capital investments. The Crossover Fund is a private venture capital fund. The Crossover GP is the general partner of the Crossover Fund. The principal business of the persons or entities listed on Schedule A annexed hereto is listed on Schedule A annexed hereto.
Criminal convictions in the last five years: No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the individuals listed on Schedule A annexed hereto are citizens of the country set forth on Schedule A annexed hereto. Each of the Reporting Persons are organized under the laws of the United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 8, 2026, the Crossover Fund purchased 957,143 shares of Common Stock in the Issuer's initial public offering (the "IPO") at the public offering price of $14.00 per share, for an aggregate purchase price of $13,400,002. The Crossover GP did not pay any consideration for the shares; it reports beneficial ownership solely by virtue of its role as general partner of the Crossover Fund. Prior to the IPO, the Crossover Fund held preferred stock of the Issuer (the "Preferred Stock") that, upon the closing of the IPO on October 13, 2026, automatically converted into 963,524 shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons initially acquired the Preferred Stock underlying the Shares for investment purposes only. The Reporting Persons believe that the Issuer is an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, communicating with stockholders, management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure, or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Crossover Fund directly holds 1,920,667 shares of Common Stock, consisting of 963,524 shares issued upon conversion of its preferred stock at the closing of the IPO and 957,143 shares purchased in connection with the IPO. These shares represent approximately 7.0% of the Common Stock outstanding, based on 27,445,682 shares of Common Stock of the Issuer outstanding upon closing of its IPO on October 13, 2026 as indicated in the Issuer's Registration Statement on Form S-1 dated effective as of October 8, 2026. The investment committee of the Crossover GP comprised of the members as set forth on Schedule A, may be deemed to beneficially own the shares held by the Crossover Fund as it controls voting and investment decisions over the Issuer's shares held by the Crossover Fund by a unanimous vote. Each member of the investment committee disclaims beneficial ownership over shares held by the Crossover Fund except to the extent of any pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: As the general partner of the Crossover Fund, the Crossover GP may be deemed to beneficially own the shares held directly by the Crossover Fund. The Crossover GP disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. Voting and investment power over the Shares of Common Stock beneficially owned by the Reporting Persons has been delegated to the Crossover GP. The Crossover GP has delegated voting and investment decisions to an investment committee comprised of the members as set forth on Schedule A. Each Reporting Person and each member of the investment committee disclaims beneficial ownership of the Shares except to the extent of any respective pecuniary interest therein, as described in Item 5(a).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members or other equity owners of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto, a copy of which has been filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Item 3 of this Schedule 13D describes the pre-IPO equity owned by the Reporting Persons and is incorporated herein by reference.

In connection with the Issuer's IPO, the Crossover Fund entered into a lock-up agreement (the "Lock-Up Agreement"), pursuant to which the Crossover Fund has agreed, subject to certain exceptions, not to do any of the following during the period of 180 days after the date of the Issuer's final prospectus (the "Restricted Period"), without the prior written consent of J.P. Morgan Securities LLC and Evercore Group L.L.C.:

(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer's Common Stock or any securities convertible into or exercisable or exchangeable for the Issuer's Common Stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by the Crossover Fund in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the "lock-up securities"));

(2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise;

(3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities; or

(4) publicly disclose the intention to do any of the foregoing.

Additionally, the Crossover Fund entered into an amended and restated Investors' Rights Agreement dated as of November 7, 2024, (the "Investors' Rights Agreement"), with the Issuer (as successor to TRex Holdings Inc.) and those other holders of the Issuer's convertible preferred stock. The Investors' Rights Agreement provides certain holders of the Issuer's securities, including the Crossover Fund, with demand and piggyback registration rights with respect to their shares under the Securities Act of 1933, as amended (the "Registrable Securities"), which include the shares of Common Stock issued upon conversion of the Issuer's preferred stock and any other Common Stock acquired by the investors party to the Investors' Rights Agreement.

At any time after the earlier of (i) five years after the date of the Investors' Rights Agreement or (ii) 180 days after the effective date of the Issuer's registration statement, subject to specified limitations as set forth in the Investors' Rights Agreement, the holders of a majority of the then-outstanding Registrable Securities may request that the Issuer file a registration statement on Form S-1 with respect to at least 60% of the registrable securities or a lesser percent if the anticipated aggregate offering price would exceed $50,000,000 net of selling expenses, as defined in the Investors' Rights Agreement. The Issuer is not obligated to effect more than two such Form S-1 registrations, and may defer a demand registration for up to 120 days, not more than once in any 12-month period.

In addition, subject to specified limitations set forth in the Investors' Rights Agreement, at any time after the Issuer becomes eligible to file a registration statement on Form S-3, holders of at least 60% of the Registrable Securities then outstanding may request that the Issuer register the Registrable Securities on Form S-3 for purposes of a public offering for which the reasonably anticipated aggregate offering price, net of selling expenses, would be at least $5.0 million. The Issuer is not obligated to file a registration statement pursuant to this provision on more than two occasions in any 12-month period.

If, at any time after the closing of the IPO, the Issuer proposes to register for its own account any of its securities under the Securities Act of 1933, as amended, the holders of Registrable Securities will be entitled to notice of the registration and, subject to specified exceptions, have the right to require the Issuer to register all or a portion of the Registrable Securities then held by the holders in that registration.

In the event that any registration in which the holders of Registrable Securities participate pursuant to the Investors' Rights Agreement is an underwritten public offering, the Issuer has agreed to enter into an underwriting agreement in usual and customary form with the underwriters of the offering. In an underwritten demand registration, the underwriters are selected by the Issuer and must be reasonably acceptable to a majority in interest of the initiating holders. In any underwritten registration, the underwriters may reduce the number of Registrable Securities included if they determine that marketing factors require a limitation.

Pursuant to the Investors' Rights Agreement, the Issuer is required to pay all registration expenses, including the fees of one counsel for the participating holders, not to exceed $50,000, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares.

The descriptions contained in this Statement on Schedule 13D of the Investors' Rights Agreement are summaries only and are qualified in their entireties by the actual terms of such agreement, which is being filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EX-99.1: Joint Filing Agreement by and between SV Biotech Crossover Opportunities Fund LP and SV BCO I GP LLP, dated October 16, 2026.

EX-99.2: Amended and Restated Investors' Rights Agreement, dated as of November 7, 2024, by and among TRex Holdings Inc., SV Biotech Crossover Opportunities Fund LP and the other parties thereto, which is incorporated herein by reference to the Issuer's registration statement on Form S-1/A (Registration Statement No. 333-299018) filed with the Securities and Exchange Commission on October 5, 2026.

## Signatures
- SV Biotech Crossover Opportunities Fund LP: /s/ James Costine, James Costine/Member (10/16/2026)
- SV BCO I GP LLP: /s/ James Costine, James Costine/Member (10/16/2026)